Mail Stop 4561
                                                        April 19,
2006

By U.S. Mail and facsimile to (650) 843-4001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Supplemental Response dated April 14, 2006, related to
      Amendment Number Five to Registration Statement on Form S-1
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your response dated April 14, 2006, to our comment letters dated April 10, 2006, and April 12, 2006, and have the following additional comments. In these comments, we are asking you to amend your filing. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Financial Statements, page 31

1. In regards to your proposed pro forma consolidated financial statements, the following are some of our preliminary observations and comments:

* As previously requested, please revise your Pro Forma Income
Statement to remove your line items titled Total Expenses and Income from operations before interest and income taxes.

* You have not provided a footnote for each adjustment reflected in the pro forma financial statements. For example, on your pro forma statement of operations, there is not a footnote related to the effects of the split-off and offering on the weighted average shares outstanding. Please revise to ensure that each adjustment has a corresponding footnote, which clearly explains the nature of the adjustment.

* On your pro forma statement of financial condition, your
footnote
(c) does not appear to correspond to the line item adjustment noted
on the pro forma financials (i.e., The reduction to the "payable to
broker-dealers and clearing organizations" does not appear to represent the "additional short-term borrowings necessary to fund the
cash deposit" as described in footnote (a)).   Additionally, we
note
other footnotes, such as (d), (e), (f), (g), (h) and (i) do not appear to have the correct corresponding footnote descriptions. Please revise your pro forma financial statements to ensure that the descriptions of each adjustment are accurately keyed to the appropriate line item adjustment.

* We note that you have adjustments, labeled with footnote (i), related to the SAMCO split off on the Statement of Financial Condition. Please tell us and revise your footnote disclosure to explain why these adjustments are classified as adjustments related to the SAMCO split-off. It appears that such adjustments should be classified as an adjustment related to the offering.

* In conjunction with the offering, we note that all shares of preferred stock will be converted into common shares. Please revise your pro forma financial statements to clearly describe the effect of the conversion as a result of the offering and quantify the shares of
Preferred A and Preferred B converted into common shares.

* In all of the footnotes to adjustments related to shares, please include a discussion of the impact of the 2.4 for 1 stock split.

* You have not provided a calculation of adjusted earnings per share.

* Please revise your pro forma financial statements to include the most recent interim period to be included in your updated financial statements.
2. We note that the drafts of pro forma financial statements provided reflect an offering price of $15 per share, adjusted for the 2.4 for
1 stock split, which is significantly higher than the offering range communicated to us in your correspondence dated October 31, 2005. The increased offering price appears to indicate the existence of a beneficial conversion feature in your preferred shares. Please tell us in detail how you determined the value of the conversion features embedded in the preferred shares. As part of your analysis, please relate the timeline of private placements of preferred shares to the estimated offering price of your common stock. Discuss and quantify the impact on your fair value of any events that occurred between the dates the instruments were issued and the date the registration statement was filed. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis. Describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.

Consolidated Statements of Operations, page F-4

3.  We note your response to comment 3 of our letter dated April
12,
2006.  The guidance of Rule 5-01 of Regulation S-X indicates that
Article 5 applies to broker dealers, except when filing their FOCUS reports. Therefore, we believe that your financial statement presentation in your Form S-1 and subsequent `34 Act filings should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues on your Statement of Income.

      *	*	*	*	*

      As appropriate, please amend your filing in response to these comments. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A.
Geishecker at (202) 551-3422 or Todd Schiffman at (202) 551-3775 with any other questions.


Sincerely,




                                                Kevin W. Vaughn

Accounting Branch Chief

cc:	Thomas W. Kellerman, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306
Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
April 19, 2006
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